Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Number 333-148216
The Kroger Co.
Pricing Term Sheet
7.50% Notes due January 15, 2014

Issuer:	The Kroger Co.
Principal Amount:	$600,000,000
Security Type:	Senior Note
Maturity:	January 15, 2014
Coupon:	7.50%
Price to Public:	99.808%
Yield to Maturity:	7.549%
Spread to Benchmark Treasury:	+535 bps
Benchmark Treasury:	2.75% due October 31, 2013
Benchmark Treasury Spot and Yield:	102-18 1/4 and 2.199%
Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2009
Make-Whole Call:	Treasury Rate plus 50 basis points
Trade Date:	November 18, 2008
Settlement Date:	November 25, 2008 (T+5)
Denominations:	$2,000 x $1,000
Ratings:	Baa2 (stable outlook, Moody’s) / BBB-(positive outlook, S&P) / BBB (stable outlook, Fitch)
CUSIP/ISIN	501044CL3/US501044CL32
Joint Bookrunners:	Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Co-Managers:	Greenwich Capital Markets, Inc.
BNY Capital Markets, Inc.
Rabo Securities USA, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securites, LLC
CastleOak Securities, L.P.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Goldman, Sachs & Co. at 1-866-471-2526.
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